(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

August 24, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Garrison Street Trust (the trust):
Fidelity Commodity Strategy Central Fund (the fund)
File No. 811-04861
Amendment No. 66

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the trust is an amendment to the trust's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Part A and Part B for Fidelity Commodity Strategy Central Fund, a new fund of the trust.

An effective date of August 24, 2009 is elected.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Kelly Smith
Kelly Smith
Legal Product Group